February 7, 2025

Harel Gadot
Chief Executive Officer
Microbot Medical Inc.
288 Grove Street, Suite 388
Braintree, MA 02184

       Re: Microbot Medical Inc.
           Registration Statement on Form S-1
           Filed February 4, 2025
           File No. 333-284688
Dear Harel Gadot:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Stephen E. Fox, Esq.